

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 24, 2008

Mr. Arthur Lang
Chief Financial Officer
Amera Resources Corporation
837 West Hastings Street, Suite 709
Vancouver, BC V6C 3N6

> **Re: Amera Resources Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed May 30, 2007**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2006**
> **Filed June 6, 2008**
> **File No. 0-51005**

Dear Mr. Lang:

We have completed our review of your 2006 Form 20-F, and related amendments, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief